

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2019

Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.
1299 Ocean Avenue
Suite 1000
Santa Monica, CA 90401

      **Re: Douglas Emmett, Inc.**
          **Form 10-K for the year ended December 31, 2018**
          **Filed February 15, 2019**
          **File No. 001-33106**

Dear Mr. Seymour:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Note 1. Overview
Basis of Presentation, page F-9

1.     We note that you have consolidated JVs for which you are the primary beneficiary. Please tell us how you have met the disclosure requirements of ASC 810-10-50-5A or revise accordingly in future filings.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Kristi Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities